Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics announces high coverage performance of its two anti-Staphylococcus aureus phages over clinical strains

Data from PHAXIAM’s phagogram, first CE-marked Phage Susceptibility Test (PST), showed 98% response rate over 105 clinical S. aureus strains

Lyon (France) et Cambridge (MA, US), October 9, 2023 at 10:05pm CEST – PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM), today announced a very high spectrum of activity of its anti-S. aureus (PP1493 and PP1815) phages against clinical bacterial strains.

A retrospective analysis was carried out with 105 clinical Staphylococcus aureus strains which were tested using PHAXIAM’s phagogram in the context of clinical trials, salvage therapy and early access program (AAC). The results demonstrated that 98% of these pathogenic S. aureus strains were susceptible to at least one of the two PHAXIAM’s anti-S. aureus phages (PP1493 and PP1815).

Phagogram is an in vitro diagnostic (IVD) test designed to determine the in-vitro activity of PHAXIAM’s phages to patients’ bacterial strains. Phagogram is the first CE-marked IVD test dedicated to phage activity evaluation.

Thibaut du Fayet, Chief Executive Officer of PHAXIAM Therapeutics, stated: “The data obtained from this retrospective analysis confirm that our phagogram solution is a very efficient IVD platform in our current and upcoming clinical developments. The 98% spectrum of activity of our anti-S. aureus phages is exceptionally high when compared with other competing solutions. The data achieved also prove that our phagogram performs very well, making it a unique asset for the development of other phages in our portfolio. I want to thank all our teams for the outstanding work on this project over several years. Such a differentiating asset, coupled with our unique set of clinical activity data from our compassionate and AAC treatments, confirm that PHAXIAM is well positioned to become a global leader in phage therapy and strengthen the fight against severe and resistant infections.”

About phagogram development
Phagogram is an In Vitro Diagnostic (IVD) test designed to determine the susceptibility of patients' bacterial strains to PHAXIAM Therapeutic’s phages. This IVD solution meets the safety and performance level requirements of Antimicrobial Susceptibility Tests (AST). PHAXIAM developed and validated this Phage Susceptibility Test, in accordance to the European directive 98/97/EC. It was demonstrated that the reliability (repeatability and reproducibility) and accuracy criteria presented by Phagogram are in line with international analytical standards such as ISO 20776-2 and the FDA analytical guidelines. PHAXIAM established a fully equipped in-vitro diagnostic laboratory dedicated to the evaluation of experimental therapeutic phages. PHAXIAM’s Diagnostic laboratory was designed and implemented in accordance with ISO 15189 (Medical Biological Laboratory) and ISO 13485 (Medical device).

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.phaxiam.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Dušan Orešanský Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical programs , development plans, business and regulatory strategy and anticipated future performance of PHAXIAM and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHAXIAM's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the inability to maintain the listing of PHAXIAM’s shares on the Nasdaq Capital Market and the Euronext regulated market; (2) changes in applicable laws or regulations; (3) the possibility that PHAXIAM may be adversely affected by other economic, business and/or competitive factors; and (4) other risks and uncertainties indicated from time to time in PHAXIAM’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. PHAXIAM disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in PHAXIAM’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.